EXHIBIT 99.1

Alvarion (in Receivership) Announces Court Approval to Convene Creditors and Shareholder Meetings in Order to Approve the Creditors' Plan

ROSH HA'AYIN, Israel, Dec. 3, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership) (Nasdaq:ALVR), announced today that the District Court of Tel Aviv – Yaffo approved the proposed creditors' plan of settlement submitted by Mr. Yoav Kfir, the court-appointed receiver and special manager. Additionally, the Court ordered to call a creditors' meeting and a special general meeting of shareholders to approve the proposed plan. Both meetings are expected to be held by the end of 2013.

As previously disclosed, under the terms of the plan, the Company's creditors will receive NIS 6.25 million of the proceeds from the sale of the Company's assets as stipulated in the asset sale agreement and will be issued Company shares constituting 15% of the Company's share capital. The proposed creditors' plan of settlement is subject to certain conditions, including creditor and shareholder approval as well as the continued listing of the Company on NASDAQ and the Tel Aviv Stock Exchange (the "TASE") after January 13, 2014. In order to meet this condition and remain listed, the Company must emerge from bankruptcy proceedings and demonstrate compliance with all applicable requirements for initial listing on NASDAQ by that date.

Separately, the Court approved the liquidation of Alvarion Ltd. which will be suspended for 45 days. The liquidation will be permanently suspended upon the approval of the creditors' plan of settlement in order to allow the continued listing of the Company on NASDAQ and the TASE after January 13, 2014. The liquidation order was given in order to permit the Company's Israeli employees to submit claims for unpaid wages and other benefits to the National Insurance Institute of Israel in accordance with the local law.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         elana.holzman@alvarion.com